Exhibit 99.1

DHT Holdings, Inc. First Quarter 2022 Results

HAMILTON, BERMUDA, May 9, 2022 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:
USD mill. (except per share)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2021	2020
Shipping revenues	76.4	83.8	59.1	65.9	87.0	295.9	691.0
Adjusted net revenue[1]	38.7	49.3	37.7	45.3	71.3	203.4	550.5
Adjusted EBITDA[2]	14.4	32.0	14.0	21.0	46.7	113.7	450.4
Profit/(loss) after tax	(17.3)	(2.9)	(21.0)	0.8	11.6	(11.5)	266.3[3]
EPS – basic	(0.10)	(0.02)	(0.13)	0.00	0.07	(0.07)	1.71
EPS – diluted[4]	(0.10)	(0.02)	(0.13)	0.00	0.07	(0.07)	1.61
Dividend[5]	0.02	0.02	0.02	0.02	0.04	0.10	1.08
Interest bearing debt	521.0	522.3	524.8	526.2	574.7	522.3	450.0
Cash and cash equivalents	58.6	60.7	64.5	52.2	54.0	60.7	68.6
Net debt	462.4	461.6	460.3	473.9	520.7	461.6	381.3

QUARTERLY HIGHLIGHTS:
●	In the first quarter of 2022, the Company’s VLCCs achieved an average rate of $17,100 per day.

●
Adjusted EBITDA for the first quarter of 2022 was $14.4 million. Net loss for the quarter was $17.3 million which equates to a loss of $0.10 per basic share. This result includes non-cash gains in fair value related to interest rate derivatives of $7.9 million.

●
For the first quarter of 2022, the Company declared a cash dividend of $0.02 per share of outstanding common stock, payable on May 26, 2022, to shareholders of record as of May 19, 2022. This marks the 49th consecutive quarterly cash dividend. The shares will trade ex-dividend from May 18, 2022.

OPERATIONAL HIGHLIGHTS:
	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2021	2020
Operating days[6]	2,340.0	2,392.0	2,399.5	2,513.4	2,471.6	9,776.5	9,882.0
Scheduled off hire days	64.3	98.3	84.8	99.8	231.9	514.7	255.5
Unscheduled off hire[8]	0.6%	0.3%	0.0%	0.1%	0.1%	0.1%	0.8%
Revenue days[7]	2,261.5	2,287.5	2,306.2	2,325.3	2,238.3	9,157.3	9,548.8
Spot exposure[8]	76.3%	73.9%	57.2%	48.5%	38.2%	54.7%	63.5%
VLCC time charter rate per day	$33,200	$33,900	$27,600	$28,200	$39,400	$32,600	$50,400
VLCC spot rate per day	$11,900	$16,900	$7,400	$10,200	$18,700	$13,200	$62,000

Following the active and advanced drydocking programs conducted during 2020 and 2021, we only have three drydocks planned for 2022, two of which have been completed during the first quarter and partly into the second quarter. The third drydock is scheduled for the second half of the year. Following this, we have 17 vessels with exhaust gas cleaning systems on board and all but one vessel fitted with ballast water treatment systems. The final vessel is scheduled to install its ballast water treatment system at her next IOPP survey, well ahead of the regulatory deadline.
Covid-19 is still causing operational challenges related to our seafarers and the ability to change crews at regular intervals and at convenient locations. The situation has improved but several areas still have restrictions affecting crew changes with transit and quarantine procedures, limiting the number of geographical options to execute crew changes. We continue to do everything reasonably possible to facilitate safe and regular crew changes. As of the date of this report, all our seafarers are fully vaccinated at the time of joining a vessel, as is the majority of our onboard sailing crew.
The near-term market outlook is impacted by a variety of events. The Covid situation in China and its lockdowns has delayed the demand recovery. This coincides with an inflationary environment, and in particular high oil and gas prices, weighing down on certain economic activities and oil demand. The trade disruptions resulting from the Russia/Ukraine conflict are driving transportation distances longer hence supportive of certain freight routes for smaller sized vessels. The trade disruptions are also changing sourcing of refined oil products, supporting freight rates for product tankers. This happens at a time of low inventories of both crude oil and refined products, possibly suggesting demand for feedstock and thus crude oil transportation to improve in the not too distant future.
Looking ahead, the dynamics of the oil market looks to set our sector up for a rewarding period of strengthening freight rates. The world fleet is getting older by the day in combination with limited ordering of new ships. This would lead one to envisage the fleet to potentially shrink at a time when demand for transportation is expected to recover, likely creating a rewarding environment for large tankers. All things considered, we are convinced of the merits of our strategy with reduced financial leverage and low cash break-even levels to protect the downside without giving away the upside and operational leverage of our fleet.
As of March 31, 2022, DHT had a fleet of 26 VLCCs, with a total dwt of 8,051,413. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/
SUBSEQUENT EVENT HIGHLIGHTS:
●
In May 2022, the Company entered into agreements to sell DHT Hawk, built 2007, and DHT Falcon, built 2006, at $40 million and $38 million, respectively. The vessels are scheduled to be delivered during the second quarter of 2022. The sales are expected to generate a combined profit of about $12 million. The Company will repay the outstanding debt on the two vessels, equal to about $13 million in total.

OUTLOOK:
●
Thus far in the second quarter of 2022, 69% of the available VLCC days have been booked at an average rate of $24,800 per day on a discharge-to-discharge basis (not including any potential profit splits on time charters).

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, vessel operating expenses and general and administrative expenses. As showed in the table for reconciliation of non-GAAP measures.
32020 includes impairment charge of $12.6 million.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
8 As % of total operating days in period.

FIRST QUARTER 2022 FINANCIALS
The Company reported shipping revenues for the first quarter of 2022 of $76.4 million compared to shipping revenues of $87.0 million in the first quarter of 2021. The decrease from the 2021 period to the 2022 period includes $11.5 million attributable to lower tanker rates partially offset by $0.9 million attributable to an increase in total revenue days.
Voyage expenses for the first quarter of 2022 were $37.7 million, compared to voyage expenses of $15.7 million in the first quarter of 2021. The increase was due to more vessels in the spot market and higher bunker prices, resulting in a $19.3 million increase in bunker expenses and a $2.5 million increase in port cost.
Vessel operating expenses for the first quarter of 2022 were $18.3 million compared to $19.1 million in the first quarter of 2021. The decrease was mainly due to fewer operating days in Q1 2022 compared to Q1 2021 with 2,340 operating days in Q1 2022 compared to 2,472 operating days in Q1 2021.
Depreciation and amortization, including depreciation of capitalized survey expenses, was $33.0 million for the first quarter of 2022, compared to $32.0 million in the first quarter of 2021. The increase was due to increased depreciation related to scrubbers of $2.5 million, partially offset by a decrease in depreciation related to vessels and docking of $1.2 million.
General and administrative expense (“G&A”) for the first quarter of 2022 was $6.1 million, consisting of $4.1 million cash and $2.0 million non-cash charge, compared to $5.6 million in the first quarter of 2021, consisting of $3.7 million cash and $1.9 million non-cash charge. Non-cash G&A includes accrual for social security tax.
Net financial expenses for the first quarter of 2022 were $1.5 million compared to $2.9 million in the first quarter of 2021. The decrease was mainly due to a non-cash gain of $7.9 million related to interest rate derivatives in the first quarter of 2022 compared to a non-cash gain of $3.4 million in the first quarter of 2021.
As a result of the foregoing, the Company had a net loss in the first quarter of 2022 of $17.3 million, or a loss of $0.10 per basic share and $0.10 per diluted share, compared to a profit in the first quarter of 2021 of $11.6 million, or earnings of $0.07 per basic share and $0.07 per diluted share. The decrease from the 2021 period to the 2022 period was mainly due to lower tanker rates.
Net cash provided by operating activities for the first quarter of 2022 was $5.7 million compared to $10.9 million for the first quarter of 2021. The decrease was due to a net loss of $17.3 million in the first quarter of 2022 compared to profit of $11.6 million in the first quarter of 2021, a $3.0 million decrease in non-cash items included in profit, partially offset by a $26.7 million change in operating assets and liabilities.
Net cash used in investing activities was $2.3 million in the first quarter of 2022 and was related to investment in vessels. Net cash used in investing activities was $141.1 million in the first quarter of 2021 and was related to investment in vessels.
Net cash used in financing activities for the first quarter of 2022 was $5.4 million comprised of $3.3 million related to cash dividend paid and $1.9 million related to scheduled repayment of long-term debt. Net cash provided by financing activities for the first quarter of 2021 was $115.6 million comprised of $125.0 million related to issuance of long-term debt, partially offset by $8.6 million related to cash dividend paid and $0.7 million related to scheduled repayment of long-term debt.
As of March 31, 2022, the cash balance was $58.6 million, compared to $60.7 million as of December 31, 2021.
The Company monitors its covenant compliance on an ongoing basis. As of March 31, 2022, the Company was in compliance with its financial covenants.
As of March 31, 2022, the Company had 166,799,333 shares of common stock outstanding compared to 166,126,770 shares as of December 31, 2021.
The Company declared a cash dividend of $0.02 per common share for the first quarter of 2022 payable on May 26, 2022, for shareholders of record as of May 19, 2022.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2021	2020
Reconciliation of adjusted net revenue
Shipping revenues	76,400	83,835	59,095	65,940	86,983	295,853	691,039
Voyage expenses	(37,659)	(34,567)	(21,443)	(20,689)	(15,705)	(92,405)	(140,564)
Adjusted net revenue	38,741	49,268	37,652	45,251	71,278	203,448	550,475

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	(17,252)	(2,895)	(21,032)	808	11,611	(11,507)	266,281
Income tax expense	90	129	97	(26)	160	360	900
Other financial (income)/expenses	556	502	1,015	(2,805)	644	(645)	1,334
Fair value (gain)/loss on derivative financial liabilities	(7,855)	(4,456)	(2,316)	(2,247)	(3,430)	(12,450)	8,074
Interest expense	6,164	6,297	6,348	7,049	6,033	25,727	38,408
Interest income	(1)	(1)	(4)	(0)	(1)	(6)	(212)
Share of profit from associated companies	(349)	(295)	(293)	(346)	(344)	(1,278)	(1,193)
(Gain)/loss, sale of vessel	-	-	(1,556)	(13,597)	-	(15,153)	-
Impairment charges	-	-	-	-	-	-	12,560
Depreciation and amortization	33,047	32,750	31,734	32,160	31,995	128,639	124,245
Adjusted EBITDA	14,400	32,032	13,993	20,995	46,668	113,688	450,397

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	11,900	16,900	7,400	10,200	18,700	13,200	62,000
IFRS 15 impact on spot time charter equivalent per day**	2,800	400	3,000	(600)	(1,400)	500	(2,600)
Adjusted spot time charter equivalent per day	14,700	17,300	10,300	9,600	17,300	13,700	59,400

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.
EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Tuesday May 10, 2022, to discuss the results for the quarter.
All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling +1 646 741 3167 within the United States, +47 21 56 30 15 within Norway and +44 (0) 207 192 8338 for international callers. The passcode is “2187133”.
The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/xqmvhzaa and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available until May 17, 2022 at 19:00 CET. To access the replay, dial +1 917 677 7532 within the United States, +47 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “2187133” as the confirmation code.
ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, and Singapore. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.
FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2022.
The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.
CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: Ich@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)
	Note	March 31, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$58,624	60,658
Accounts receivable and accrued revenues	7	23,379	30,361
Capitalized voyage expenses		1,764	1,395
Prepaid expenses		10,625	6,162
Bunker inventory		35,759	33,396
Total current assets		$130,152	131,972

Non-current assets
Vessels and time charter contracts	5	$1,437,222	1,467,846
Advances for vessel upgrades	5	1,635	372
Other property, plant and equipment		3,663	3,766
Investment in associate company		5,739	5,406
Total non-current assets		$1,448,259	1,477,391

TOTAL ASSETS		$1,578,411	1,609,362

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$15,125	19,662
Derivative financial liabilities	4	2,549	7,002
Current portion long-term debt	4	20,764	9,792
Other current liabilities		626	624
Deferred shipping revenues	8	6,140	4,865
Total current liabilities		$45,205	41,944

Non-current liabilities
Long-term debt	4	$500,230	512,507
Derivative financial liabilities	4	819	4,222
Other non-current liabilities		3,341	3,330
Total non-current liabilities		$504,390	520,059

TOTAL LIABILITIES		$549,596	562,003

Equity
Common stock at par value	6	$1,668	1,661
Additional paid-in capital		1,267,398	1,264,000
Accumulated deficit		(242,991)	(222,405)
Translation differences		86	101
Other reserves		2,617	3,968
Total equity attributable to the Company		1,028,778	1,047,326
Non-controlling interest		37	34
Total equity		$1,028,815	1,047,359

TOTAL LIABILITIES AND EQUITY		$1,578,411	1,609,362

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)
		Q1 2022	Q1 2021
	Note	Jan. 1 - Mar. 31, 2022	Jan. 1 - Mar. 31, 2021
Shipping revenues	3	$76,400	86,983

Operating expenses
Voyage expenses		(37,659)	(15,705)
Vessel operating expenses		(18,263)	(19,055)
Depreciation and amortization	5	(33,047)	(31,995)
General and administrative expense		(6,078)	(5,555)
Total operating expenses		$(95,047)	(72,310)

Operating (loss)/ income		$(18,647)	14,673

Share of profit from associated companies		349	344
Interest income		1	1
Interest expense		(6,164)	(6,033)
Fair value gain/(loss) on derivative financial liabilities		7,855	3,430
Other financial (expense)/income		(556)	(644)
Profit/(loss) before tax		$(17,163)	11,771

Income tax expense		(90)	(160)
Profit/(loss) after tax		$(17,252)	11,611
Attributable to owners of non-controlling interest		4	1
Attributable to the owners of parent		$(17,256)	11,611

Basic earnings/(loss) per share		(0.10)	0.07
Diluted earnings/(loss) per share		(0.10)	0.07

Weighted average number of shares (basic)		166,546,014	171,287,646
Weighted average number of shares (diluted)		166,546,014	171,351,269

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

		Q1 2022	Q1 2021
	Note	Jan. 1 - Mar. 31, 2022	Jan. 1 - Mar. 31, 2021
Profit/(loss) after tax		$(17,252)	11,611

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		(15)	(58)
Total		$(15)	(58)

Other comprehensive income/(loss)		$(15)	(58)

Total comprehensive income/(loss) for the period		$(17,268)	11,553

Attributable to owners of non-controlling interest		$4	1
Attributable to the owners of parent		$(17,271)	11,552

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)
		Q1 2022	Q1 2021
	Note	Jan. 1 - Mar. 31, 2022	Jan. 1 - Mar. 31, 2021
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$(17,252)	11,611

Items included in net income not affecting cash flows		27,518	30,544
Depreciation and amortization		33,047	31,995
Amortization of upfront fees		621	435
Fair value (gain)/loss on derivative financial liabilities		(7,855)	(3,430)
Compensation related to options and restricted stock		2,054	1,889
Share of profit in associated companies		(349)	(344)
Income adjusted for non-cash items		$10,266	42,156

Changes in operating assets and liabilities		(4,547)	(31,286)
Accounts receivable and accrued revenues		6,982	273
Capitalized voyage expenses		(369)	479
Prepaid expenses		(4,463)	(379)
Accounts payable and accrued expenses		(5,664)	(10,676)
Deferred shipping revenues		1,276	(13,538)
Bunker inventory		(2,364)	(7,418)
Pension liability		55	(27)
Net cash provided by operating activities		$5,719	10,870

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(2,341)	(141,133)
Investment in other property, plant and equipment		(2)	(9)
Net cash used in investing activities		$(2,344)	(141,142)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(3,330)	(8,563)
Repayment principal element of lease liability		(153)	(152)
Issuance of long-term debt		-	125,000
Scheduled repayment of long-term debt		(1,926)	(676)
Net cash (used in)/provided by financing activities		$(5,409)	115,609

Net (decrease)/increase in cash and cash equivalents		(2,034)	(14,663)
Cash and cash equivalents at beginning of period		60,658	68,641
Cash and cash equivalents at end of period		$58,624	53,978

Specification of items included in operating activities:
Interest paid		5,272	5,288
Interest received		1	1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)
		Common Stock
				Paid-in				Non-
				Additional	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2021		170,798,328	$1,708	$1,291,505	$(188,709)	$169	$4,248	$19	$1,108,940
Profit/(loss) after tax					11,611			1	11,611
Other comprehensive income/(loss)					-	(58)			(58)
Total comprehensive income/(loss)					11,611	(58)		1	11,553
Cash dividends declared and paid					(8,563)				(8,563)
Compensation related to options and restricted stock		700,676	7	3,634			(1,752)		1,889
Balance at March 31, 2021		171,499,004	$1,715	$1,295,138	$(185,661)	$111	$2,497	$20	$1,113,819

Balance at January 1, 2022		166,126,770	$1,661	$1,264,000	$(222,405)	$101	$3,968	$34	$1,047,359
Profit/(loss) after tax					(17,256)			4	(17,252)
Other comprehensive income/(loss)					-	(15)			(15)
Total comprehensive income/(loss)					(17,256)	(15)		4	(17,268)
Cash dividends declared and paid					(3,330)				(3,330)
Compensation related to options and restricted stock		672,563	7	3,398			(1,351)		2,054
Balance at March 31, 2022	6	166,799,333	$1,668	$1,267,398	$(242,991)	$86	$2,617	$37	$1,028,815

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2022
Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.
The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on May 6, 2022 and authorized for issue on May 9, 2022.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2021. The interim results are not necessarily indicative of the results for the entire year or for any future periods.
The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2021 audited consolidated financial statements.
These condensed consolidated interim financial statements have been prepared on a going concern basis.
Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and amended standards and interpretations that are issued, but not yet effective, are disclosed below. The below list includes the new standards and amendments that we believe are most relevant for the Company:
o	Amendments to IAS 1 Classification of Liabilities as Current or Non-current
o	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The Company is currently assessing the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided. The Company’s Chief Operating Decision Maker (“CODM”), being the President & Chief Executive Officer, reviews the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8, Operating Segments.
The below table details the Company’s shipping revenues:

$ in thousands	Q1 2022	Q1 2021
Time charter revenues*	18,638	56,812
Voyage charter revenues	57,762	30,171
Shipping revenues	76,400	86,983
* Time charter revenue is presented in accordance with IFRS 16 Leases, while the portion of time charter revenue related to technical management services, equaling $4.8 million in the first quarter of 2022 and $11.9 million in the first quarter of 2021, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
As of March 31, 2022, the Company had 26 vessels in operation; 6 vessels were on time charters and 20 vessels operating in the spot market.

Information about major customers:
For the period from January 1, 2022, to March 31, 2022, five customers represented $16.8 million, $11.1 million, $9.0 million, $4.1 million, and $3.7 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $44.8 million, equal to 59 percent of the total revenue of $76.4 million for the period from January 1, 2022, to March 31, 2022.
For the period from January 1, 2021, to March 31, 2021, five customers represented $14.7 million, $12.8 million, $9.8 million, $8.3 million, and $7.0 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $52.6 million, equal to 60 percent of the total revenue of $87.0 million for the period from January 1, 2021, to March 31, 2021.

Note 4 – Interest bearing debt
As of March 31, 2022, DHT had interest bearing debt totaling $521.0 million.
Scheduled debt repayments (USD thousands) and margin above Libor

	Margin	Q2	Q3-Q4
$ in thousands	above Libor	2022	2022	2023	2024	Thereafter	Total
ABN Amro Credit Facility*	2.40%	-	-	30,811	199,256	-	230,067
Credit Agricole Credit Facility	2.19%	676	1,351	32,433	-	-	34,460
Danish Ship Finance Credit Facility	2.00%	1,213	1,213	2,427	2,427	26,693	33,973
Nordea Credit Facility **	1.90%	1,250	2,500	26,591	26,591	173,118	230,050
Total		3,139	5,065	92,262	228,274	199,811	528,551
Unamortized upfront fees bank loans							(7,557)
Total interest bearing debt							520,994
* $100.0 mill. undrawn as of March 31, 2022.
** $76.8 mill. undrawn as of March 31, 2022.
ABN Amro Credit Facility
The outstanding amount is repayable in quarterly installments of $7.7 million through Q2 2024 with a final payment of $183.9 in addition to the last installment. All quarterly installments have been prepaid through 2022.
Credit Agricole Credit Facility
The outstanding amount is repayable in quarterly installments of $0.7 million with a final payment of $29.7 million in addition to the last installment in December 2023.
Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025.
Nordea Credit Facility
The credit facility is repayable in quarterly installments of $1.3 million through the fourth quarter of 2022. From the first quarter of 2023, the quarterly installments will be $6.6 million, with the final payment of $114.0 million in addition to the last installment of $5.9 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million.

Derivatives - interest rate swaps
Only derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.
As of March 31, 2022, the Company had nine amortizing interest rate swaps with notional amount totaling $328.7 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of March 31, 2022, the fair value of the derivative financial liability related to the swaps amounted to $3.4 million.

		Notional amount	Current liability	Non-current liability	Fair value
$ in thousands	Expires	Q1 2022	Q1 2022	Q1 2022	Q1 2022
Swap pays 2.987%, receive floating	Apr. 20, 2023	39,000	429	24	453
Swap pays 3.012%, receive floating	Apr. 20, 2023	39,000	438	24	462
Swap pays 3.019%, receive floating	Sep. 29, 2023	27,534	202	101	302
Swap pays 3.019%, receive floating	Sep. 29, 2023	26,620	195	97	292
Swap pays 2.8665%, receive floating	Sep. 29, 2023	43,048	247	123	370
Swap pays 2.8785%, receive floating	Jun. 30, 2023	37,464	273	68	341
Swap pays 2.885%, receive floating	Sep. 29, 2023	42,405	256	128	384
Swap pays 2.897%, receive floating	Sep. 30, 2023	37,643	235	118	353
Swap pays 3.020%, receive floating	Sep. 29, 2023	35,958	275	137	412
Total carrying amount		328,671	2,549	819	3,369

Covenant compliance
The Company’s financial covenants as of March 31, 2022, are summarized as follows:

	ABN Amro	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	12 VLCCs	1 VLCC	1 VLCC	12 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$200 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $20 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of March 31, 2022, the Company was in compliance with its financial covenants.

Note 5 – Vessels
The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessels and time charter contracts

Cost of Vessels $ in thousands
At January 1, 2022	2,156,855
Additions	88
Transferred from vessels upgrades	2,119
Retirement *	(1,504)
At March 31, 2022	2,157,557

Depreciation, impairment and amortization $ in thousands
At January 1, 2022	689,009
Depreciation and amortization	32,831
Retirement *	(1,504)
At March 31, 2022	720,336

Carrying Amount $ in thousands
At January 1, 2022	1,467,846
At March 31, 2022	1,437,222
*Relates to completed depreciation of drydocking for DHT Sundarbans.

Advances for vessel upgrades
Cost of advances of vessels upgrades $ in thousands
At January 1, 2022	372
Additions	3,382
Transferred to vessels	(2,119)
At March 31, 2022	1,635

Carrying Amount $ in thousands
At January 1, 2022	372
At March 31, 2022	1,635
Cost of advances for vessel upgrades relates to prepaid drydocking and ballast water treatment systems.

Note 6 – Stockholders’ equity and dividend payment
	Common stock	Preferred stock
Issued at March 31, 2022	166,799,333	-
Numbers of shares authorized for issue
at March 31, 2022	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Dividend payment
Dividend payment as of March 31, 2022:

Payment date	Total Payment	Per common share
March 23, 2022	$ 3.3 million	$ 0.02
Total payment as of March 31, 2022	$ 3.3 million	$ 0.02

Dividend payments as of December 31, 2021:
Payment date	Total Payment	Per common share
November 23, 2021	$ 3.3 million	$ 0.02
August 26, 2021	$ 3.3 million	$ 0.02
May 26, 2021	$ 6.8 million	$ 0.04
February 25, 2021	$ 8.6 million	$ 0.05
Total payment as of December 31, 2021	$ 22.1 million	$ 0.13

Note 7 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $23.4 million as of March 31, 2022, consists of mainly accounts receivable with no material amounts overdue.

Note 8 – Deferred shipping revenues
Deferred shipping revenues relates to charter hire payments paid in advance. As of March 31, 2022, $6.1 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2021 annual report on Form 20-F provides for details of financial risk management objectives and policies.
The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.
The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events
On May 6, 2022, the Board approved a dividend of $0.02 per common share related to the first quarter 2022 to be paid on May 26, 2022, for shareholders of record as of May 19, 2022.
In April 2022, the Company acquired an additional 3.2% interest in Goodwood Ship Management Pte. Ltd. in a step acquisition. Following the acquisition, the Company’s obtained control over Goodwood and the ownership percentage will be increased to 53.2%. The acquisition will be evaluated as business combination in accordance with IFRS 3 Business Combinations and the Company is in the progress of performing a purchase price allocation. The Company will include Goodwood as a subsidiary from Q2 2022. The overall impact of the business combination is expected to be limited.
In May 2022, the Company entered into agreements to sell DHT Hawk, built 2007, and DHT Falcon, built 2006, at $40 million and $38 million, respectively. The vessels are scheduled to be delivered during the second quarter of 2022. The sales are expected to generate a combined profit of about $12 million. The Company will repay the outstanding debt on the two vessels, equal to about $13 million in total.